IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

Vimeo Holdings, Inc.
555 West 18th Street
New York, NY 10011

April 6, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IAC/InterActiveCorp
Vimeo Holdings,Inc.
Registration Statement on Form S-4
File No.333-251656

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-251656) (the “Registration Statement”) filed by IAC/InterActiveCorp and Vimeo Holdings, Inc. (together, the “Registrants”) with the U.S. Securities and Exchange Commission on December 23, 2020, as amended on February 2, 2021, February 23, 2021, March 12, 2021 and April 5, 2021.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrants hereby request acceleration of effectiveness of the Registration Statement so that it will be made effective at 4:00 p.m., Eastern time on April 7, 2021, or as soon thereafter as practicable.

Please contact Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com or Jenna E. Levine at (212) 403-1172 or by email at JELevine@wlrk.com with any questions you may have concerning this request. In addition, please contact any of the foregoing when this request for acceleration has been granted.

[Signature Pages Follow]

Very truly yours,

IAC/InterActiveCorp

By:	/s/ Kendall F. Handler
	Name:	Kendall F. Handler
	Title:	Senior Vice President, General Counsel and Secretary

Vimeo Holdings, Inc.

By:	/s/ Kendall F. Handler
	Name:	Kendall F. Handler
	Title:	Vice President

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz Jenna E. Levine, Wachtell, Lipton, Rosen & Katz

[Signature Page to Acceleration of Effectiveness Request]